Dominic J. Addesso President and Chief Financial Officer Everest Reinsurance Holdings, Inc. 477 Martinsville Road P O Box 830 Liberty Corner, NJ 07938-0830

September 9, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C.  20549

RE:  Everest Reinsurance Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 30, 2011
File No. 033-71652

Dear Mr. Rosenberg:

This is to confirm receipt of your letter dated September 6, 2011, to Mr. Joseph V. Taranto, in regards to Everest Reinsurance Holdings, Inc.’s December 31, 2010, Form 10-K.

As per discussions with your staff, Everest Reinsurance Holdings, Inc. will provide a response to your comment letter on or before October 4, 2011.

Any questions concerning the above should be directed to the individual below at (908) 604-7400.

Sincerely,

/S/ DOMINIC J. ADDESSO
Dominic J. Addesso